                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 17, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

June 17, 1998


FOR IMMEDIATE RELEASE


      Not for release or distribution in or into Canada, Australia or Japan


             MICRO FOCUS AND INTERSOLV, IN $534 MILLION TRANSACTION,
                  FORM LEADER IN ENTERPRISE SOFTWARE SOLUTIONS


   Complementary solutions and global distribution will create major software company focused on enterprise application challenges facing
                             Information Technology

MOUNTAIN VIEW, Calif., ROCKVILLE, Md. -- June 17, 1998 -- Micro Focus Group Plc ("Micro Focus") (London Stock Exchange: MICF; NASDAQ: MIFGY), a global leader in providing solutions for developing enterprise applications, and INTERSOLV, Inc. ("INTERSOLV") (NASDAQ: ISLI), a leading provider of applications enablement technology and services, today announced a definitive agreement under which Micro Focus will acquire INTERSOLV. The combination will create a major new enterprise software solutions vendor that addresses the growing need of major corporations to accelerate the development, delivery and integration of applications in today's distributed computing environment. Under the terms of the agreement, each common share of INTERSOLV will be exchanged for 0.55 Micro Focus American Depositary Shares ("new Micro Focus ADSs"). The acquisition is structured as a tax-free, all-stock transaction that values INTERSOLV at approximately $534 million (GBP 323 million), based on the closing price per Micro Focus ADS on NASDAQ of $39.75 (equivalent to 482p per Micro Focus Ordinary Share) on June 16, 1998. It is anticipated that the acquisition will be accounted for as a pooling of interests for U.S. accounting purposes. The combined company will be a new industry power with combined revenues for the trailing four quarters exceeding $375 million, an employee base of more than 1,900, sales and distribution capability in over 40 countries and a strong balance sheet with over $125 million in cash. Corporations world-wide will be able to turn to one strategic partner, dedicated to delivering enterprise application solutions to accelerate their businesses.

"This acquisition will create a new powerhouse that delivers comprehensive enterprise applications to its customers," said Martin Waters, President and CEO of Micro Focus. "With the new millennium fast approaching and the drive toward globalization of IT through the Internet, our customers want a strategic partner that can help them to make effective use of new information technologies while leveraging their existing investment. We believe that the combination of Micro Focus and INTERSOLV will enable us to bring the technology and solutions needed to meet this demand."

From desktop to data center, the combined company will provide the elements that are essential to the successful development of the next generation of enterprise applications. To meet the challenge of speeding information systems delivery, these applications will be component-based, multi-platform, and implemented in open languages such as Java and COBOL. This will avoid the pitfalls of proprietary approaches and preserve the customer's ability to reuse existing applications as well. The combination of Micro Focus and INTERSOLV is expected to enable the company to:

    -Build on the market leadership of the two companies in the key areas of Application Development Environments, Automated Software Quality, Data Connectivity Solutions, and Application Transformation Solutions;

    -Combine a unique mix of leading-edge Internet, client/server and legacy technology expertise;

    -Build critical mass in services capability; and

    -Strengthen the sales organization and expand channel coverage.

"INTERSOLV's mission has long been to accelerate the delivery of information systems," said Gary Greenfield, President and CEO of INTERSOLV. "Micro Focus shares that mission. Together we intend to leverage our talent, resources and solutions to accelerate our customers' success. With the combined distribution power of our extensive channels around the world, we expect to be able to attract and serve more customers than ever before." INTERSOLV and Micro Focus have complementary marketing and distribution capabilities, which, when combined, will include extensive field sales, telesales, and channel operations worldwide. The combined company will have over 500 industry technology and marketing partnerships.

This transaction, which is expected to close in approximately 90 days, has been approved by the board of directors of both companies and is subject to the approval of their shareholders, clearance by U.K. and U.S. regulatory authorities, and other conditions as more fully set out in the agreement. Micro Focus expects to issue approximately 14.4 million new Micro Focus ADSs, representing approximately 72.0 million new Micro Focus Ordinary Shares, for INTERSOLV's common stock and share equivalents outstanding which will represent approximately 46 percent of Micro Focus' share capital on a fully diluted basis.

Under the terms of the agreement, J. Michael Gullard, Chairman of Micro Focus, and Martin Waters, CEO of Micro Focus, will continue in those positions in the combined company. The management team of the combined company will be created from a combination of the executives from Micro Focus and INTERSOLV. "The INTERSOLV management team brings a great deal of experience," commented Mr. Waters. "Their addition to the Micro Focus team will significantly enhance our ability to pursue our aggressive growth plans."

The combined company will be headquartered in Mountain View, California. Its ordinary shares will be listed on the London Stock Exchange and its ADSs will be listed on NASDAQ.

This announcement does not constitute an offer or invitation to purchase any securities. The offering of new Micro Focus ADSs will be made only by means of a Prospectus / Proxy Statement which is anticipated to be distributed to INTERSOLV's shareholders by the end of August, 1998. The documents to be reviewed by the U.S. Securities and Exchange Commission and the London Stock Exchange, will include, among other things, pro forma combined financial information.

ABOUT MICRO FOCUS

Micro Focus provides solutions for developing and managing enterprise applications. The company's solutions focus on leveraging the value of the mainframe application base and skills set into newer distributed computing technologies such as the Internet. The company's products and services shorten time-to-solution through an analysis and understanding of mainframe applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 and Euro compliance solutions and distributed computing solutions for UNIX, Microsoft Windows NT(R) and the World Wide Web.

Micro Focus is located at 701 East Middlefield Road, Mountain View, California 94043. In the U.K., the company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN.

ABOUT INTERSOLV

INTERSOLV delivers solutions for the entire application enablement process, empowering organizations to accelerate the delivery of information systems across client/server, Internet or intranet environments. Customers worldwide rely on INTERSOLV's automated software quality, data connectivity and enterprise application renewal solutions to help gain a competitive advantage. INTERSOLV focuses on assisting organizations to achieve the agility and flexibility to respond quickly to rapid business and technological change. With revenues for fiscal 1998 exceeding $195 million, INTERSOLV has more than 4.5 million customer licenses at over 35,000 customer sites around the world.

INTERSOLV is located at 9420 Key West Avenue, Rockville, Maryland 20850.

ADDITIONAL INFORMATION

For additional information on Micro Focus and its products call (650) 938-3700 in the U.S. or 01635 32646 in the U.K.

For additional information about INTERSOLV and its products call (800) 547-4000.

Donaldson, Lufkin & Jenrette International and SBC Warburg Dillon Read, which are regulated in the U.K. by the Securities and Futures Authority Limited, are acting for Micro Focus and no one else in connection with the Merger and will not be responsible to anyone other than Micro Focus for providing the protections afforded to customers of Donaldson, Lufkin & Jenrette International and SBC Warburg Dillon Read nor for providing advice in relation to the Merger.


This press release, including its Appendices, contains forward-looking statements concerning future matters, such as the features and functions of, and markets for, products offered by Micro Focus and INTERSOLV and Micro Focus' business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Merger; the products and services to be offered by the combined company; the benefits of the Merger with regard to marketing and distribution; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Merger will be realized. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of Micro Focus and INTERSOLV; the effect on the combined company of the failure to realize the anticipated benefits of the Merger; general conditions in the businesses of the companies, particularly Year 2000 business and the Euro business; competitive factors in the industry; and the risk factors discussed in Micro Focus' Form 20-F for the year ended January 31, 1998 and in INTERSOLV's Form 10-K for the year ended April 30, 1997, each of which have been filed with the U.S. Securities and Exchange Commission.

Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other trademarks are the property of their respective owners.

FOR FURTHER INFORMATION:
------------------------

MICRO FOCUS

Martin Waters           President and Chief Executive             (650) 404-7090
                        Officer

Rick Van Hoesen         Chief Financial  Officer                  (650) 404-7019

Buff Jones              Senior Vice  President,  Business         (650) 404-7016
                        Development

DONADLSON, LUFKIN & JENRETTE

Steve Brooks            Managing Director                         (650) 234 2809

Alison Carnwath         Managing Director                         (212) 892 7699

W. John Craven          Senior Vice President                      0171 655 7561

SBC WARBURG DILLON READ

John Woolland           Executive Director                         0171 568 2336

INTERSOLV

Gary Greenfield         President and Chief Executive             (301) 838-5223
                        Officer

Kenneth Sexton          Chief Financial Officer                   (301) 838-5210

HAMBRECHT & QUIST

David Golden            Managing Director                         (415) 439 3305


PRESS ENQUIRIES:
----------------

U.K.

Financial Dynamics

Giles Sanderson         Partner                                    0171 831 3113

Edward Bridges          Partner                                    0171 831 3113

U.S. - FINANCIAL

Abernathy MacGregor

Ann Hance               Managing Director                         (212) 371-5999

Jason Thompson          Vice President                            (212) 371-5999

U.S. - INDUSTRY

The Hoffman Agency

Lou Hoffman             President                                 (408) 975-3010

There will be a presentation for U.K. analysts covering the two companies at 8:30a.m. on June 18, 1998 at the offices of Financial Dynamics. A further presentation for U.K. investors will be at 4:00p.m. on June 18, 1998 at the offices of SBC Warburg Dillon Read.

                                   Appendix I


                      TERMS AND OTHER DETAILS OF THE MERGER


TERMS OF THE PROPOSED MERGER


A wholly owned U.S. subsidiary of Micro Focus will merge with and into INTERSOLV with INTERSOLV being the surviving subsidiary of Micro Focus. It is intended that the Merger will be a tax-free reorganization under Section 368(a)(2)(e) of the U.S. Internal Revenue Code and accounted for under the pooling of interests method of accounting under U.S. GAAP. Immediately following completion of the Merger, the new Micro Focus ADSs, and the new Micro Focus Ordinary Shares they represent, will be listed on NASDAQ and the London Stock Exchange, respectively.


On completion of the Merger, INTERSOLV Stockholders will receive new Micro Focus ADSs on the following basis:


For each share of common stock           0.55 new Micro Focus ADSs, representing
in INTERSOLV:                               2.75 new Micro Focus Ordinary Shares

No fractional new Micro Focus ADSs will be issued in connection with the Merger. INTERSOLV Stockholders who would otherwise have been entitled to receive a fraction of a new Micro Focus ADS in the Merger will receive, in lieu of such fraction, cash, without interest, in an amount equal to the product of such fraction of a new Micro Focus ADS multiplied by an average closing price of a new Micro Focus ADS as reported on NASDAQ.

Rights of new Micro Focus Ordinary Shares and new Micro Focus ADSs
------------------------------------------------------------------

The new Micro Focus Ordinary Shares, represented by new Micro Focus ADSs, to be issued as consideration to INTERSOLV Stockholders, will be issued free of all taxes and will rank pari passu in all respects from the time of their issue with the Micro Focus Ordinary Shares in issue at the time.

The new Micro Focus ADSs issued in connection with the Merger will be subject to U.S. SEC Rule 145 and any applicable "continuity of interest" requirements for a tax-free reorganization. Directors and certain Affiliates of INTERSOLV and Micro Focus have agreed not to sell or transfer any Micro Focus or INTERSOLV securities during the period commencing 30 days prior to the completion of the Merger and ending upon the public release of financial statements covering 30 days of combined operations of Micro Focus and INTERSOLV.

SETTLEMENT, LISTING AND DEALING

Application has been made to the London Stock Exchange for the new Micro Focus Ordinary Shares to be admitted to the Official List. In addition, Micro Focus will be seeking a listing for the new Micro Focus ADSs on NASDAQ.

Further details on settlement, listing and dealing will be included in the documents to be sent to Micro Focus shareholders and INTERSOLV Stockholders by the end of August 1998. The Merger is not expected to complete before September 1998.

INTERSOLV STOCK OPTION PLANS

Each issued and outstanding option and warrant to purchase shares of INTERSOLV common stock will be assumed by Micro Focus and converted into an option or warrant to acquire a number of new Micro Focus ADSs equal to the number of shares of INTERSOLV common stock issuable pursuant to such option or warrant multiplied by 0.55, rounded down to the nearest whole ADS. The exercise price of each such assumed and converted option or warrant shall be divided by 0.55, being the ratio at which each share of INTERSOLV common stock will be exchanged for new Micro Focus ADSs in connection with the Merger. Upon the effectiveness of the Merger, some of the options accelerate, vesting as provided in the applicable plan documents and stock option agreements. The term and other terms and conditions of INTERSOLV options and warrants shall otherwise remain unchanged.

                                   Appendix II

        CONDITIONS TO THE MERGER AND OTHER TERMS OF THE MERGER AGREEMENT

The obligations of Micro Focus and INTERSOLV under the Merger Agreement to effect the Merger, are subject to the satisfaction or waiver by one or both of the parties of certain conditions, including:

1. The requisite approval of the Merger by the shareholders of Micro Focus and INTERSOLV.

2. The effectiveness under U.S. Securities Laws of the U.S. registration documents covering the registration of the new Micro Focus ADSs to be issued in connection with the Merger.

3. The admission to the Official List of the London Stock Exchange of the new Micro Focus Ordinary Shares to be issued in connection with the Merger, the authorisation for the listing on the NASDAQ National Market of the new Micro Focus ADSs to be issued in connection with the Merger, and the continued effectiveness of such listings.

4. The consent of H.M. Treasury in connection with the Merger, or the confirmation by H.M. Treasury that no such consent is required.

5. The absence of any order or injunction of a court or other governmental entity making the Merger illegal or restricting the conduct of the business of INTERSOLV and its subsidiaries.

6. The receipt by Micro Focus of opinions from counsel to INTERSOLV, and the receipt by INTERSOLV of opinions from counsel to Micro Focus.

7. The receipt by Micro Focus and INTERSOLV of letters from their respective auditors confirming that the Merger will qualify for pooling of interests accounting treatment under U.S. GAAP.

8. The receipt of all material consents and approvals, the making of all material filings or declarations, and the expiration of all waiting periods required by any governmental entity necessary for the effectiveness of the Merger and the related transactions.

9. All representations, warranties, covenants and agreements of Micro Focus and INTERSOLV in the Merger Agreement, respectively being true and correct at the effective time of the Merger, and all conditions, consents and deliveries required of Micro Focus and INTERSOLV, respectively having been satisfied or waived.

TERMINATION OF THE MERGER AGREEMENT

The Merger Agreement may be terminated prior to the effectiveness of the Merger:

1. By the mutual agreement of Micro Focus and INTERSOLV.

2. By either Micro Focus or INTERSOLV, if the Merger shall not have become effective on or prior to a certain date (provided such failure is not the result of the willful breach of the Merger Agreement by the party seeking to terminate).

3. By either Micro Focus or INTERSOLV, if a final permanent injunction or other court order would make the Merger illegal or otherwise restrain or prohibit the closing of the Merger.

4. By either Micro Focus or INTERSOLV, subject to certain limitations, if the other party is in breach of any representation, warranty, covenant or agreement in the Merger Agreement, or if any representation of the other party shall have become untrue.

5. By either Micro Focus or INTERSOLV, if the other party's board of directors shall have changed its recommendation of the Merger Agreement or the Merger or resolved to do so.

6. By either Micro Focus or INTERSOLV, if the required approval of either party's shareholders is not obtained.

7. By either Micro Focus or INTERSOLV, if INTERSOLV's board of directors upon the occurrence of a "Trigger Event" or an "Acquisition Proposal" shall have in connection therewith and, after receiving written advice of its legal counsel and financial advisers, changed its approval and recommendation of the Merger Agreement and the Merger, determined in good faith that to cause INTERSOLV to proceed with the Merger Agreement or the Merger would not be consistent with the fiduciary duty of the board of directors to INTERSOLV's stockholders.

    a) A "Trigger Event" shall occur, subject to certain exceptions, if any person (i) acquires securities equal to 20% or more, or (ii) commences a tender or exchange offer after which the offeror and its affiliates would beneficially own securities equal to 20% or more, of the voting power of INTERSOLV.

    b) An "Acquisition Proposal" shall occur if INTERSOLV shall receive any inquiry or proposal from any third-party, concerning the possible disposition of all or any significant portion of INTERSOLV's or any of its subsidiaries' business, assets or capital stock or any other transaction that would involve a change in control of INTERSOLV.

EXPENSES AND TERMINATION FEES

Under the terms of the Merger Agreement, each party has agreed to pay to the other a fee of $1 million to reimburse the other's expenses if the Merger Agreement is terminated as a result of a change in the recommendation of the board of the first party or as a result of its shareholders not approving the Merger as provided in items 5 or 6 above. However, if the INTERSOLV board changes its recommendation following a Trigger Event or an Acquisition Proposal, the fee is instead $15 million, rising to a maximum combined total of $20 million, if, during the 12 month period after termination of the Merger Agreement under specified provisions thereof, INTERSOLV enters into a binding agreement with respect to an Acquisition Proposal with any third party with which INTERSOLV had any discussions concerning an Acquisition Proposal within six months of the date of termination of the Merger Agreement.

                                  Appendix III

                           INFORMATION ON MICRO FOCUS

RECENT QUARTERLY RESULTS

On May 14, 1998, Micro Focus announced its consolidated results for the quarter ended April 30, 1998. Net revenue for the quarter was $48.7 (GBP 29.4) million, up 50% from the comparable period last year. Net income was $5.4 (GBP 3.4) million for the quarter versus a $2.4 (GBP 1.4) million loss for the comparable period last year.

Note that historical results do not guarantee future performance.

FINANCIAL INFORMATION ON MICRO FOCUS IN U.S. FORMAT

The following information has been extracted without material adjustment from the published audited consolidated accounts of Micro Focus for the three years ended January 31, 1998. The financial information does not constitute statutory accounts within the meaning of Section 240 of the U.K. Companies Act (the "Act"). Ernst and Young, Chartered Accountants and Registered Auditors, have made reports under Section 235 of the Act on the accounts for Micro Focus for each of the three years ended January 31, 1998. Each such report was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Act. A copy of the accounts for each of the three years ended January 31, 1998 has been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. All footnotes have been omitted.

CONSOLIDATED STATEMENTS OF INCOME (U.S. FORMAT)
($ in thousands except share and per share data)


                                                        Year Ended        Year Ended        Year Ended
                                                     January 31, 1998   January 31, 1997  January 31, 1996
-------------------------------------------------------------------------------------------------------
NET REVENUE
    Product revenue                                      $104,041           $71,115         $77,725
    Service revenue                                        63,268            52,112          57,059
                                                   ----------------------------------------------------
 Total net revenue                                        167,309           123,227         134,784

 COST OF REVENUE
    Cost of product revenue                                10,309             8,075          12,416
    Cost of service revenue                                26,593            19,586          20,642
                                                   ----------------------------------------------------
Total cost of revenue                                      36,902            27,661          33,058

GROSS PROFIT                                              130,407            95,566         101,726

OPERATING EXPENSES
    Research and development                               35,040            38,556          38,573
    Sales and marketing                                    62,214            53,519          57,494
    General and administrative                             15,559            11,814          11,102
    Non recurring items                                         -             8,670           9,469
                                                   ----------------------------------------------------
 Total operating expenses                                 112,813           112,559         116,638

 INCOME (LOSS) FROM OPERATIONS                             17,594           (16,993)        (14,912)

    Interest income                                         4,370             3,094           3,784
    Interest expense                                         (123)              (73)           (117)

 INCOME (LOSS) BEFORE TAXES                                21,841           (13,972)        (11,245)

    Income taxes                                           (7,208)             (718)             89

 NET INCOME (LOSS)                                        $14,633          ($14,690)       ($11,156)
 NET INCOME (LOSS) PER SHARE - diluted                      $0.18            ($0.19)         ($0.14)
 NET INCOME (LOSS) PER ADS - diluted                        $0.89            ($0.94)
($0.72)
 Weighted average number of shares outstanding -           82,635            78,060          77,395
 diluted (thousands)
 Shares converted to ADS equivalent                        16,473            15,612          15,479
-------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS (U.S. FORMAT)
($ in thousands except share and per share data)


                                                          As at            As at             As at
                                                   January 31, 1998   January 31, 1997  January 31, 1996
-------------------------------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS:
    Cash and cash equivalents                             $48,174         $73,119          $59,475
    Short-term investments                                 36,316           2,577            4,382
    Accounts receivable, net of allowances for
    doubtful accounts of $2,499 ($1,731 in 1997            47,798          22,390           36,305
    and $1,423 in 1996)
    Inventories                                               519             774            2,573
    Prepaid expenses and other assets                       2,833           5,870            3,690
                                                   ----------------------------------------------------
 Total current assets                                     135,640         104,730          106,425

 FIXED ASSETS:
    Property, plant and equipment, net                     39,083          33,796           38,692
    Goodwill, net of accumulated amortisation of            5,346               0                0
    $1,391 ($nil in 1997 and 1996)
    Software product assets, net of accumulated            20,328          23,344           26,964
    amortisation of $108,871 ($95,402 in 1997
    and $79,968 in 1996)

                                                   ----------------------------------------------------
 TOTAL ASSETS                                            $200,397        $161,870         $172,081
                                                   ----------------------------------------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Bank loan                                              $1,652          $1,500               $0
    Accounts payable                                        6,957           5,732            8,324
    Product and royalties payable                           1,386             963                -
    Accrued employee compensation and commissions          12,383           5,811            6,733
    Accrued payroll taxes                                   1,142             838                -
    Income taxes payable                                   10,459           4,142            2,914
    Deferred revenue                                       32,848          31,155           32,655
    Other current liabilities                               9,557          10,215            8,909
                                                   ----------------------------------------------------
 Total current liabilities                                 76,384          60,356           59,545

    Long term debt and other liabilities                       20              24              100
    Deferred income taxes                                   9,159           8,746            6,393

                                                   ----------------------------------------------------
 TOTAL LIABILITIES                                         85,563          69,126           66,038

 COMMITMENTS

 SHAREHOLDERS' EQUITY
    Ordinary shares: 2 pence par value
    112,500,000 shares, authorised, 79,417,000             $2,508          $2,452           $2,449
    shares issued and outstanding (77,730,000 in
    1997 and 77,610,000 in 1996)
    Additional paid-in capital                             33,362          27,468           27,257
    Unrealised gain (loss) in available-for-sale               44             (90)               2
    securities, net of tax
    Treasury stock                                         (7,769)         (8,959)          (8,959)
    Retained earnings                                      89,019          74,386           89,076
    Currency translation adjustment                        (2,330)         (2,513)          (3,782)
                                                   ----------------------------------------------------
 Total shareholders' equity                               114,834          92,744          106,043
                                                   ----------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $200,397        $161,870         $172,081
-------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW (U.S. FORMAT)
($ in thousands)

                                                        Year Ended         Year Ended         Year Ended
                                                     January 31, 1998   January 31, 1997   January 31, 1996
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income (loss)                                       $14,633        ($14,690)        ($11,156)
    Adjustments to reconcile net income (loss) to
    cash provided by operations
      Depreciation of fixed assets                            7,706           9,410           10,290
      Amortisation of software product assets                12,716          12,690           19,862
      Amortisation of goodwill                                1,391               0                0
      Loss on sale of fixed assets                              207             504              237
      Deferred income taxes                                       0           1,846           (1,622)
   Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable            (26,506)         13,691            4,339
      Decrease in inventories                                   247           1,895              185
      (Increase) decrease in prepaid expenses and             2,955           1,011              149
      other assets
      (Increase) decrease in accounts payable                 1,607          (2,560)           1,002
      (Increase) decrease in product royalties                1,034             (18)             312
      payable
      (Increase) decrease in accrued employee                 6,581            (890)            (908)
      compensation
      Increase (decrease) in accrued payroll taxes              381             158             (105)
      Increase (decrease) in income taxes payable             6,219          (2,204)          (4,786)
      (Increase) decrease in deferred revenue                 2,000          (1,481)          (3,709)
      Decrease (increase) in other current                      (49)          3,413           (1,117)
      liabilities
                                                     --------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                   31,122          22,775           12,973
                                                     --------------------------------------------------
 INVESTING ACTIVITIES
      Purchases of property, plant and equipment,           (13,782)         (4,235)         (14,065)
      net of capital lease obligations incurred
      Software product assets                                (9,321)         (8,261)         (15,989)
      Own shares                                              1,190               0           (7,954)
      Acquisition of subsidiary, net of cash                 (3,437)              0                0
      balances acquired
      Settlement of deferred purchase consideration               0               0           (6,252)
      Disposals of property, plant and equipment                570             916              478
      Short-term investments                                (33,639)          1,654            1,056
                                                     --------------------------------------------------
 NET CASH (USED) BY INVESTING ACTIVITIES                    (58,419)         (9,926)         (42,726)
                                                     --------------------------------------------------
 FINANCING ACTIVITIES
      Issuance of ordinary shares, net of expenses            2,439             215              446
      Borrowings                                                152           1,500                0
      Repayment of capital leases                               (73)           (233)            (467)
                                                     --------------------------------------------------
 NET CASH (USED) BY FINANCING ACTIVITIES                      2,518           1,482              (21)
                                                     --------------------------------------------------
 Effect of exchange rate changes on cash                       (166)           (687)            (117)
 Decrease (increase) in cash                                (24,945)         13,644          (29,891)
 Cash at beginning of year                                   73,119          59,475           89,366
 CASH AT END OF YEAR                                        $48,174         $73,119          $59,475
-------------------------------------------------------------------------------------------------------

Translation of Foreign Currencies
---------------------------------

Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates in effect at the balance sheet date. The closing U.S. dollar to G.B. pound rate at January 31, 1998, 1997 and 1996 respectively were $1 = G.B.P 0.610, $1 = G.B.P 0.625 and $1 = G.B.P 0.662, respectively.
Revenue, costs and expenses are translated using average rates. Monthly average U.S. dollar to G.B. pound rates used during 1998 range between $1 = G.B.P 0.599 and $1 = G.B.P 0.625, and average $1 = G.B.P 0.611, $1 = G.B.P 0.633 and $1 =
G.B.P 0.634 in the fiscal years 1998, 1997 and 1996 respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.S dollars are dealt with separately in shareholders' equity.

FINANCIAL INFORMATION ON MICRO FOCUS IN U.K. FORMAT

The following information has been extracted without material adjustment from the published audited consolidated accounts of Micro Focus for the three years ended January 31, 1998. The financial information does not constitute statutory accounts within the meaning of Section 240 of the U.K. Companies Act (the "Act"). Ernst and Young, Chartered Accountants and Registered Auditors, have made reports under Section 235 of the Act on the accounts for Micro Focus for each of the three years ended January 31, 1998. Each such report was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Act. A copy of the accounts for each of the three years ended January 31, 1998 has been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. All footnotes have been omitted.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (U.K. FORMAT)
(GBP in thousands except share and per share data)


                                                        Year Ended         Year Ended        Year Ended
                                                     January 31, 1998   January 31,1997   January 31, 1996
-------------------------------------------------------------------------------------------------------
 REVENUE
    Product revenue                                        60,480           42,020           43,991
      Service revenue                                      36,535           31,069           33,267
                                                   ----------------------------------------------------
 Total revenue                                             97,015           73,089           77,258

 COST OF REVENUE
    Cost of product revenue                                 6,990            6,406            8,855
    Cost of service revenue                                15,845           11,892           12,343
                                                   ----------------------------------------------------
 Total cost of revenue                                     22,835           18,298           21,198

 GROSS PROFIT                                              74,180           54,791           56,060

 OPERATING EXPENSES
    Research and development                               19,679           24,299           26,851
    Sales and marketing                                    35,289           30,146           32,857
    General and administrative                              6,476            7,854            4,986
                                                   ----------------------------------------------------
 Total operating expenses                                  61,444           62,299           64,694
                                                   ----------------------------------------------------

 OPERATING PROFIT (LOSS)                                   12,736           (7,508)          (8,634)

    Interest income                                         2,551            1,720            2,166
    Interest expense                                          (70)             (21)             (74)

 PROFIT (LOSS) BEFORE TAXATION                             15,217           (5,809)          (6,542)

 Taxation                                                  (4,791)          (1,472)              72

 RETAINED PROFIT  (LOSS) FOR THE YEAR                      10,426           (7,281)          (6,470)

 EARNINGS (LOSS) PER SHARE - basic                          67.8p           (48.0p)          (43.6p)
 EARNINGS (LOSS) PER SHARE - diluted                        65.0p           (48.0p)          (43.6p)

 After 5-for-1 stock split:
 EARNINGS (LOSS) PER SHARE- basic                           13.6p            (9.6p)           (8.7p)
 EARNINGS (LOSS) PER SHARE - diluted                        13.0p            (9.6p)           (8.7p)
-------------------------------------------------------------------------------------------------------


 CONSOLIDATED BALANCE SHEETS (UK FORMAT)
 (GBP in thousands except share and per share data)


                                                         As at             As at             As at
                                                    January 31, 1998  January 31, 1997  January 31, 1996
-------------------------------------------------------------------------------------------------------
FIXED ASSETS:
    Intangible fixed assets                                12,394          14,590           17,857
    Tangible fixed assets                                  23,836          20,543           24,910
    Investments                                             4,886           5,634            5,634
                                                   ----------------------------------------------------
TOTAL FIXED ASSETS                                         41,116          40,767           48,401
                                                   ----------------------------------------------------

CURRENT ASSETS:
    Stocks                                                    317             484            1,704
    Debtors                                                30,873          14,228           22,751
    Cash and bank deposits                                 51,518          44,725           38,972
                                                   ----------------------------------------------------
 Total current assets                                      82,708          59,437           63,427
                                                   ----------------------------------------------------

Creditors: Amounts falling due within one year             26,483          16,180           16,461
Deferred revenue                                           20,030          16,646           19,660

NET CURRENT ASSETS                                         36,195          26,611           27,306
                                                   ----------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                      77,311          67,378           75,707
                                                   ----------------------------------------------------

Creditors: Amounts falling due after more than                 12              15               66
    one year

Provision for liabilities and charges:
    Deferred taxation                                       6,407           6,239            5,454

                                                   ----------------------------------------------------
 NET ASSETS                                                70,892          61,124           70,187
                                                   ----------------------------------------------------

    Called up share capital                                 1,588           1,517            1,514
    Share premium account                                  30,196          18,071           17,936
    Profit and loss account                                39,108          41,536           50,737

                                                   ----------------------------------------------------
 TOTAL SHAREHOLDERS' FUNDS                                70,892           61,124           70,187
-------------------------------------------------------------------------------------------------------

 CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)
 (GBP in thousands)

                                                        Year Ended        Year Ended        Year Ended
                                                     January 31, 1998  January 31, 1997  January 31, 1996
-------------------------------------------------------------------------------------------------------
 NET CASH INFLOW FROM OPERATING ACTIVITIES                   17,767          12,135         9,725
 Returns on investments and servicing of finance
      Interest received                                       2,519           1,803         2,082
      Interest paid                                             (70)            (21)          (74)
                                                     --------------------------------------------------
 Net cash inflow from returns on investment and               2,449           1,782         2,008
 operating activities

 Taxation
      U.K corporation tax (paid)                               (599)            (88)       (1,562)
      Overseas tax refunded (paid)                             (262)             70        (1,362)
                                                     --------------------------------------------------
Tax paid                                                       (861)            (18)       (2,924)

Capital expenditure and financial investment
      Purchase of tangible fixed assets                      (8,263)         (2,500)       (8,643)
      Purchase of software product assets                         -               -          (226)
      Capitalised software product assets                    (5,688)         (5,258)       (9,882)
      Purchase of own shares                                      -               -        (5,002)
      Disposal of own shares                                    748               -             -
      Disposal of tangible fixed assets                         447             546           298

                                                     --------------------------------------------------
Net cash outflow from capital expenditure and               (12,756)         (7,212)      (23,455)
financial investment

Acquisitions and disposals
      Purchase of subsidiary undertaking                     (2,000)              -        (3,892)
      Net cash acquired with subsidiary                         961               -             -
      undertakings
Net cash outflow from acquisitions and disposals             (1,039)              -        (3,892)
                                                     --------------------------------------------------
Cash inflow (outflow) before financing                       (6,546)          6,687       (18,538)
                                                     --------------------------------------------------

Financing
      Issuance of ordinary shares, net of expenses            1,517             138           278
      Capital element of finance lease obligations              (65)           (131)         (295)
      Bank loan                                               1,007               -             -
                                                     --------------------------------------------------
 NET CASH INFLOW (OUTFLOW) FROM FINANCING                     2,459               7           (17)

                                                     --------------------------------------------------
 INCREASE (DECREASE) IN CASH                                  8,019           6,694       (18,555)
-------------------------------------------------------------------------------------------------------

Translation of Foreign Currencies
---------------------------------

Assets and liabilities denominated in currencies other than G.B. pounds are translated at exchange rates in effect at the balance sheet date. The closing G.B. pound to U.S. dollar rates at January 31, 1998, 1997 and 1996 respectively were GBP 1 = $1.64, GBP 1 = $1.60 and GBP 1 = $1.51, respectively. Revenue, costs and expenses are translated using average rates. Monthly average G.B. pound to U.S. dollar rates used during 1998 range between GBP 1 = $1.60 and GBP 1 = $1.67, and average GBP 1 = $1.64, GBP 1 = $1.58 and GBP 1 = $1.58 in 1998,
1997 and 1996 respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than G.B. pounds are dealt with through reserves. All other differences are charged through the profit and loss account.

                                   Appendix IV

                            INFORMATION ON INTERSOLV

FINANCIAL INFORMATION ON INTERSOLV

The following information is summary only, and has been extracted without material adjustment from the published audited consolidated accounts of INTERSOLV for the two years ended April 30, 1997 and announcement made on June 1, 1998 of the results for the year ended April 30, 1998. All footnotes have been omitted.



 CONSOLIDATED STATEMENTS OF INCOME
 ($ in thousands except share and per share data)

                                                   Year Ended          Year Ended          Year Ended
                                                 April 30, 1998      April 30, 1997      April 30, 1996
-------------------------------------------------------------------------------------------------------
 REVENUES
     License Fees                                    $94,122             $91,324             $89,147
     Service Fees                                    102,358              69,089              56,166
 Total Revenues                                      196,480             160,413             145,313

 COST AND EXPENSES
   Cost of products                                    5,193              12,429              15,649
   Cost of services                                   56,409              35,077              26,091
   Sales and marketing                                72,457              73,123              64,026
   Research and development                           24,231              17,555              14,626
   General and administrative                         12,178              11,626              12,744
   Non-recurring expense                              17,468              28,933              13,600

                                          -------------------------------------------------------------
 TOTAL COSTS AND EXPENSES                            187,936             178,743             146,736
                                          -------------------------------------------------------------

 OPERATING INCOME (LOSS)                               8,544             (18,330)             (1,423)
   Other income (expense), net                          (312)                (75)              1,040

 INCOME (LOSS) BEFORE INCOME TAXES                     8,232             (18,405)               (383)
    Provision for income taxes                         2,717               2,761               3,328

                                          -------------------------------------------------------------
 NET INCOME (LOSS)                                    $5,515            ($21,166)            ($3,711)

 Shares used in computing net income                  22,433              20,119              19,348
 (loss) per share - diluted

                                          -------------------------------------------------------------
 PRIMARY NET INCOME (LOSS) PER SHARE -
 diluted                                               $0.25              ($1.05)             ($0.19)
-------------------------------------------------------------------------------------------------------

 CONSOLIDATED BALANCE SHEETS
 ($ in thousands)

                                                      As at               As at              As at
                                                  April 30, 1998      April 30, 1997     April 30, 1996
------------------------------------------------------------------------------------------------------
 ASSETS
 CURRENT ASSETS:
    Cash and cash equivalents                        $34,082             $20,180             $28,215
    Accounts receivable, net of
    allowance for doubtful accounts                   62,961              50,338              37,645
    Prepaid expenses and other assets                  7,663               6,156               7,237

                                          ------------------------------------------------------------
 TOTAL CURRENT ASSETS                                104,706              76,674              73,097

 Software, net                                         4,184               4,278              22,670
 Property and equipment, net                          11,988              11,566               7,835
 Notes receivable and other assets                    11,987               3,499               7,315

                                          ------------------------------------------------------------
 TOTAL ASSETS                                       $132,865             $96,017            $110,917

 LIABILITY AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Accounts payable and accrued                     $43,464             $38,156             $30,791
    expenses
    Deferred revenue                                  26,269              20,471              18,799
                                          ------------------------------------------------------------
 Total current liabilities                            69,733              58,627              49,590

 Long-term liabilities                                 5,855               6,554               7,817

                                          ------------------------------------------------------------
 TOTAL LIABILITIES                                    75,588              65,181              57,407

 Subordinated convertible notes                           38                  87               3,676

                                          ------------------------------------------------------------
 STOCKHOLDER'S EQUITY                                 57,239              30,749              49,834
                                          ------------------------------------------------------------

 TOTAL LIABILITIES AND STOCKHOLDERS'                $132,865             $96,017            $110,917
 EQUITY
------------------------------------------------------------------------------------------------------

 CONSOLIDATED STATEMENTS OF CASH FLOW
 ($ in thousands)


                                                               Year Ended                     Year Ended
                                                             April 30, 1997                 April 30, 1996
--------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
  Net Income                                                   ($21,166)                       ($3,711)
  Non-cash Items
    Depreciation and amortisation                                13,446                         14,923
    Deferred income taxes                                           158                          2,735
    Write down of software and intangible assets                 22,535                          2,386
 Payment of restructuring/acquisition charges                    (3,247)                        (8,278)
 Changes in assets and liabilities, net of effect
 of acquisition
    Accounts receivable                                         (12,813)                           924
    Refundable Income Taxes                                           -                            580
    Prepaid Expenses and other current assets                     1,081                         (2,380)
    Accounts payable and accrued expenses                         2,103                          7,795
    Deferred revenue                                              1,672                          3,253
                                                     ---------------------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                        3,769                         18,227
                                                     ---------------------------------------------------------------
 INVESTING ACTIVITIES
   Additions to software                                         (9,478)                       (12,951)
   Additions to property and equipment                           (7,697)                        (5,721)
   Sale/leaseback of equipment                                        -                            776
   Other                                                           (209)                           161
                                                     ---------------------------------------------------------------
 NET CASH USED IN INVESTING ACTIVITIES                          (17,384)                       (17,735)
                                                     ---------------------------------------------------------------
  Financing activities:
   Purchase of common stock for treasury                         (3,445)                          (264)
   Purchase of common stock from TechGnosis                           -                         (4,800)
   shareholders
   Proceeds from sale of common stock, including                  4,555                          8,678
   tax benefits
   Payment of Q+E instalment liabilities                              -                         (1,107)
   Net proceeds (repayment) of debt obligations                   4,922                         (1,062)
                                                     ---------------------------------------------------------------
 NET CASH PROVIDED BY FINANCING ACTIVITIES                        6,032                          1,445
                                                     ---------------------------------------------------------------
 Effect of exchange rate changes on cash                           (452)                          (383)
                                                     ---------------------------------------------------------------
 NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                     (8,035)                         1,554
 Cash and cash equivalents, beginning of year                    28,215                         26,661
                                                     ---------------------------------------------------------------
 CASH AND CASH EQUIVALENTS, END OF YEAR                         $20,180                        $28,215
--------------------------------------------------------------------------------------------------------------------


                                   Appendix V


                                   DEFINITIONS

"Affiliates"                      Officers, Directors and greater than 10%
                                  shareholders


"Merger" the proposed U.S. statutory merger of Micro Focus and INTERSOLV as described in this announcement

"Merger Agreement"                the definitive agreement and plan of
                                  reorganization dated as of June 17, 1998
                                  between Micro Focus, a wholly owned subsidiary
                                  of Micro Focus and INTERSOLV which establishes
                                  the terms of the Merger between INTERSOLV and
                                  Micro Focus

"Micro Focus" or "the Company"    Micro Focus Group Plc

"Micro Focus ADSs"                American  Depositary  Shares each representing
                                  5 Micro Focus Ordinary Shares


"Micro Focus Ordinary Shares"     fully paid ordinary shares of 2p each in Micro
                                  Focus

"new Micro Focus ADSs"            American  Depositary  Shares each representing
                                  5 new Micro Focus Ordinary Shares


"new Micro Focus Ordinary
 Shares"                          the new Ordinary Shares of 2p each in Micro
                                  Focus to be issued in connection with the Merger


"INTERSOLV"                       INTERSOLV, Inc.

"INTERSOLV Stockholders"          holders of common stock of $0.01 par value in
                                  INTERSOLV

"U.S. GAAP"                       generally accepted accounting principles in
                                  the United States


"U.S. SEC"                        the United States Securities & Exchange
                                  Commission


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Micro Focus Group Public Limited Company
                                  ------------------------------------------
                                               (Registrant)


Date: June 19, 1998               By: /s/ Richard Van Hoesen
                                      --------------------------------------
                                      Richard Van Hoesen, Sr. Vice President
                                      and Chief Financial Officer